EXHIBIT 12

                OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
       COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
                      (Amounts in millions, except ratios)

                                               Nine Months Ended
                                                    September 30                                  Year Ended December 31
                                           ---------------------   -----------------------------------------------------
                                                 1999       1998        1998       1997       1996       1995       1994
----------------------------------------   ----------  ---------   ---------  ---------  ---------  ---------  ---------
Income (loss) from continuing
    Operations(a)                          $      156  $     403   $     400  $     245  $     486  $     325  $    (236)
                                           ----------  ---------   ---------  ---------  ---------  ---------  ---------
Add:
    Provision (credit) for taxes on
      income (other than foreign
      and gas taxes)                               53        206         204         47         99        155        (59)
    Interest and debt expense(b)                  391        424         576        446        492        591        586
    Portion of lease rentals
      representative of the interest
      factor                                       25         26          36         39         38         43         50
                                           ----------  ---------   ---------  ---------  ---------  ---------  ---------
                                                  469        656         816        532        629        789        577
                                           ----------  ---------   ---------  ---------  ---------  ---------  ---------
Earnings before fixed charges              $      625  $   1,059   $   1,216  $     777  $   1,115  $   1,114  $     341
                                           ==========  =========   =========  =========  =========  =========  =========
Fixed charges
    Interest and debt expense
      including capitalized
      interest(b)                          $      398  $     438   $     594  $     462  $     499  $     595  $     589
    Portion of lease rentals
      representative of the interest
      factor                                       25         26          36         39         38         43         50
                                           ----------  ---------   ---------  ---------  ---------  ---------  ---------

    Total fixed charges                    $      423  $     464   $     630  $     501  $     537  $     638  $     639
                                           ==========  =========   =========  =========  =========  =========  =========

Ratio of earnings to fixed charges               1.48       2.28        1.93       1.55       2.08       1.75        n/a (c)
----------------------------------------   ==========  =========   =========  =========  =========  =========  =========

(a) Includes (1) minority interest in net income of majority-owned subsidiaries and partnerships having fixed charges and (2) income from less-than-50-percent-owned equity investments adjusted to reflect only dividends received.
(b) Includes proportionate share of interest and debt expense of 50-percent-owned equity investments.
(c) Not computed due to less than one-to-one coverage. Earnings were inadequate to cover fixed charges by $298 million.